EXHIBIT 99.1

FARMMI, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024 AND

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

F-1

FARMMI, INC.

F-2

Farmmi, Inc.

Condensed Consolidated Balance Sheets

	March 31	September 30,
	2025	2024
Assets	(unaudited)	(audited)
Current Assets
Cash	$890,336	$486,522
Accounts receivable, net	4,636,639	32,460,438
Advances to suppliers, net	101,242,631	122,127,761
Inventories, net	1,556,052	5,490,877
Other current assets	1,497,342	2,047,836
Due from a related party	97,681	312,362
Total current assets	109,920,681	162,925,796

Long-term investments, net	106,047,950	7,032,573
Biological assets, net	8,920,429	9,333,216
Right-of-use assets, net	5,488,619	7,399,841
Property and equipment, net	48,488	42,293
Total non-current assets	120,505,486	23,807,923

Total Assets	$230,426,167	$186,733,719

Liabilities and Shareholders’ Equity
Current Liabilities
Long-term loans – current portion	-	202,405
Acquisition consideration payable	49,085,500	-
Promissory notes	4,090,651	5,256,238
Accounts payable	139,342	69,999
Due to related parties	241,773	501,500
Operating lease liabilities – current	3,260,058	3,391,141
Other current liabilities	1,752,169	1,092,982
Total current liabilities	58,569,493	10,514,265

Long-term loans – non-current portion	3,386,020	2,177,592
Operating lease liabilities – non-current	2,241,051	4,025,625
Total non-current liabilities	5,627,071	6,203,217

Total Liabilities	64,196,564	16,717,482

Commitment and contingencies

Shareholders’ Equity
Ordinary share, $2.40 par value, 5 billion shares authorized, 1,315,207 and 889,906 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*	3,156,514	2,135,791
Additional paid-in capital	161,670,511	161,571,245
Statutory reserve	687,173	697,443
Retained earnings	13,215,248	13,248,995
Accumulated other comprehensive loss	(12,319,108)	(7,664,144)
Total Farmmi, Inc.’s shareholders’ equity	166,410,338	169,989,330
Noncontrolling interest	(180,735)	26,907
Total Shareholders’ Equity	166,229,603	170,016,237

Total Liabilities and Shareholders’ Equity	$230,426,167	$186,733,719

* Adjusted for the effect of 1-for-12 reverse share split on March 17, 2025, see Note 12 for details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Farmmi, Inc.

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(Unaudited)

	For the Six Months Ended March 31,
	2025	2024

Sales to third parties	$16,144,172	$36,441,113
Sales to related parties	137	2,774
Revenues	$16,144,309	$36,443,887
Cost of revenues	(15,329,735)	(34,294,628)
Gross profit	814,574	2,149,259
Operating expenses
Reversal of (allowance for) doubtful accounts	270,832	(144,249)
Selling and distribution expenses	(83,321)	(52,817)
General and administrative expenses	(1,670,829)	(1,038,628)
Total operating expenses	(1,483,318)	(1,235,694)

(Loss) income from operations	(668,744)	913,565
Other income (expenses)
Interest income	3,622	1,988
Interest expense	(231,704)	(1,322,926)
Amortization of debt issuance costs	(177,014)	-
Loss from equity method investments	(431,180)
Other income, net	1,003,031	70,665
Gain on disposal of subsidiaries	250,331	966,251
Total other income (expenses), net	417,086	(284,022)

(Loss) income before income taxes	(251,658)	629,543
Income tax benefits	-	949
Net (loss) income	(251,658)	630,492
Net loss attributable to noncontrolling interest	207,642	-
Net (loss) income attributable to Farmmi, Inc.	$(44,016)	$630,492

Comprehensive (loss) income
Net (loss) income	$(44,016)	$630,492
Foreign currency translation	(4,654,965)	794,545
Comprehensive (loss) income attributable to Farmmi, Inc.	$(4,698,981)	$1,425,037

Weighted average number of ordinary shares*
Basic	1,077,719	527,569
Diluted	1,077,719	1,046,023
(Loss) earnings per ordinary share
Basic	$(0.04)	$1.20
Diluted	$(0.04)	$1.20

* Adjusted for the effect of 1-for-12 reverse share split on March 17, 2025, see Note 12 for details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Farmmi, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended March 31, 2025 and 2024

(Unaudited)

						Accumulated
			Additional			Other	Total
	Ordinary shares		Paid in	Statutory	Retained	Comprehensive	Shareholders’	Noncontrolling	Total
	Shares*	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Equity
Balance as of September 30, 2023	507,840	$1,218,816	$160,571,517	$1,695,629	$16,905,488	$(18,415,524)	$161,975,926	-	$161,975,926

Issuance of ordinary shares for promissory notes redemption	79,500	190,800	763,200	-	-	-	954,000	-	954,000
Reverse share-split adjustment	(191)	(458)	458	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	794,545	794,545	-	794,545
Disposal of subsidiaries	-	-	-	(975,633)	975,633	-	-	-	-
Net income for the period	-	-	-	-	630,492	-	630,492	-	630,492

Balance as of March 31, 2024	587,149	$1,409,158	$161,335,175	$719,996	$18,511,613	$(17,620,979)	$164,354,963	-	$164,354,963

Balance as of September 30, 2024	889,906	$2,135,791	$161,571,245	$697,443	$13,248,995	$(7,664,144)	$169,989,330	$26,907	$170,016,237

Issuance of ordinary shares for promissory notes redemption	100,182	240,437	97,572	-	-	-	338,009	-	338,009
Issuance of ordinary shares for warrants exercised	325,825	781,980	-	-	-	-	781,980	-	781,980
Reverse share-split adjustment	(706)	(1,694)	1,694	-	-	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(4,654,965)	(4,654,965)	-	(4,654,965)
Disposal of subsidiaries	-	-	-	(10,270)	10,270	-	-	-	-
Net loss for the period	-	-	-	-	(44,016)	-	(44,016)	(207,642)	(251,658)

Balance as of March 31, 2025	1,315,207	$3,156,514	$161,670,511	$687,173	$13,215,249	$(12,319,109)	$166,410,338	$(180,735)	$166,229,603

* Adjusted for the effect of 1-for-12 reverse share split on March 17, 2025, see Note 12 for details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Farmmi, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended March 31,
	2025	2024
Cash flows from operating activities
Net (loss) income	$(251,658)	$630,492
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in allowances - accounts receivable	(262,764)	152,972
Changes in allowances - advances to suppliers	-	(3,216)
Changes in allowances - inventories	-	(5,506)
Depreciation	8,863	5,572
Amortization of operating lease right-of-use assets	1,785,055	25,045
Loss on equity investment	431,180	-
Gain from disposal of subsidiaries	(250,331)	(966,251)
Amortization of debt issuance costs	177,014	-
Interest expenses	184,176	1,113,582
Depreciation of biological assets	105,645	106,589
Changes in operating assets and liabilities:
Accounts receivable, net	(8,418,637)	(1,537,279)
Advances to suppliers, net	16,848,563	8,970,031
Inventories, net	3,687,897	(26,396,232)
Other current assets	550,819	(45,194)
Accounts payable	964,027	2,646,588
Operating lease liabilities	(1,788,947)	(21,055)
Other current liabilities	799,065	422,677
Net cash provided by (used in) operating activities	14,569,967	(14,901,185)

Cash flows from investing activities
Purchase of property, plant and equipment	(16,666)	-
Purchase of long-term investment	(15,000,000)	-
Disposal of subsidiaries (net of cash disposed) net of cash received	(19,243)	2,946,776
Net cash (used in) provided by investing activities	(15,035,909)	2,946,776

Cash flows from financing activities
Repayment of promissory notes	(1,000,000)	-
Borrowings from a third-party long-term loan	1,679,900	-
Repayment of a third-party long-term loan	(471,472)	-
Issuance of ordinary shares for warrants exercised	781,980	-
Repayments of bank loans	-	(361,773)
Repayment of advances from related parties	(115,200)	-
Interest provided to related parties	-	-
Proceeds from advances from related parties	-	345,120
Net cash provided by (used in) financing activities	875,208	(16,653)

Effect of exchange rate changes on cash	(5,451)	305,776
Net increase (decrease) in cash	403,814	(11,665,286)
Cash, beginning of period	486,522	12,789,735
Cash, end of period	$890,336	$1,124,449

Supplemental disclosure information:
Income taxes paid	-	-
Interest paid	$126,226	$73,945

Non-cash financing activities
Acquisition of long-term in the form of accounts receivable	$35,000,000	-
Issuance of ordinary shares for promissory notes redemption	$338,009	$954,000
Accrued interest for promissory notes	$112,814	$1,263,582

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FAMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, which in turn owns 100% equity interest in Zhejiang Suyuan Agricultural Technology Co., Ltd (“Zhejiang Suyuan Agricultural”), Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Heath Development”), and these subsidiaries were established under the laws of the People’s Republic of China (“PRC” or “China”). Also, FAMI owns 100% equity interest in Farmmi USA Inc (“Farmmi USA”), which was established under the laws of the State of California.

Farmmi Enterprise owns 100% equity interest in Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”). Farmmi Eco Agri owns 100% equity interests in Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”), Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”), Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”), Ningbo Farmmi Baitong Trade Co., Ltd (“Ningbo Farmmi Trade”) and Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”).

Farmmi Supply Chain owns 100% equity interest in Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo”) and Guoning Zhonghao (Ningbo) Trading Co., Ltd. (“Guoning Zhonghao”). Jiangxi Xiangbo owns 100% equity interest in Yudu County Yada Forestry Co., Ltd. (“Yudu Yada”).

Farmmi Health Development owns 100% equity interest in Zhejiang Farmmi Healthcare Technology Co., Ltd (“Farmmi Healthcare”). Farmmi Healthcare and Farmmi Health Development own 95% and 5% of the equity interests in Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Mediservice”), respectively.  Yitang Mediservice owns 100% interest in Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Meditech”).

On July 13, 2022, Farmmi Canada Inc. (Farmmi Canada) was established under the laws of Canada. Farmmi Inc. owns 100% of the equity interest in Farmmi Canada. Farmmi Canada was dissolved on December 31, 2024.

On July 23, 2024, SuppChains Group Inc (“SuppChains”) was established under the laws of the State of California. Farmmi USA owns 75% equity of SuppChains.

On October 31, 2024, Suppchains Transport Inc (“Suppchains Transport”) was established under the laws of the State of California. SuppChains owns 100% equity of SuppChains Transport.

On November 4, 2024, Zhejiang Famimi Biotechnology Co., Ltd (“Famimi Biotech”) was established under the laws of PRC, where Zhejiang Suyuan Agricultural owns 95% and Farmmi E-Commerce owns 5% of Famimi Biotech, respectively.

In March 2025, the Company internally reorganized its subsidiaries. After reorganization, Yitang Mediservice owns 100% interest in Jiangxi Xiangbo, Guoning Zhonghao and Ningbo Farmmi Trade.

On March 31, 2025, an agreement was signed to divest 100% interest in Farmmi Food and Farmmi Supply Chain to a third party for a total cash consideration of RMB20,000 ($2,754).

F-7

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

As of March 31, 2025, details of the subsidiaries of FAMI are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Holding company
Zhejiang Suyuan Agricultural	July 25, 2022	Zhejiang, China	100%	Holding company
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Agriculture products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100%	Agriculture products
Farmmi Healthcare	September 18, 2021	Zhejiang, China	100%	Medical health
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Guoning Zhonghao	June 15, 2021	Zhejiang, China	100%	Agriculture exporting
Yitang Mediservice	September 7, 2021	Zhejiang, China	100%	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100%	Medical technology
Farmmi Eco Agri	May 27, 2022	Zhejiang, China	100%	Agriculture products
Ningbo Farmmi Trade	November 14, 2022	Zhejiang, China	100%	Trading
Farmmi USA	April 20, 2023	California	100%	Agriculture products
SuppChains	July 23, 2024	California	75%	Trading
SuppChains Transport	October 31, 2024	California	75%	Trading
Famimi Biotech	November 4, 2024	Zhejiang, China	100%	Trading

F-8

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2024 and 2023. Operating results for the six months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the year ending September 30, 2025.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of the Company’s main operating subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

F-9

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property and equipment, and the valuation of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in the PRC. Cash maintained in banks within the PRC of less than RMB0.5 million (approximately $70,000) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Cash maintained with U.S. financial institutions of less than $250,000 are covered by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history and current credit-worthiness, and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

F-10

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Inventories, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Biological assets

Biological assets mainly consist of bamboo forests managed for future bamboo harvest and sales, of which the Company owned 82 forest right certificates with expiry dates ranging from December 30, 2026 to December 9, 2070 and with an area of 9.6 km2. The forest types are mixed mature forests which can be harvested for commercial purposes. The forests mainly consist of bamboo, fir trees, and other trees.

Depreciation expense was approximately $0.1 million and $0.1 million for the six months ended March 31, 2025 and 2024, respectively.

Long-term investments

The Company’s long-term investments consist of equity investment and equity securities without readily determinable fair value.

Equity investment accounted for using the equity method

In accordance with ASC 323, “Investments – Equity Method and Joint Ventures”, the Company accounts for the investment using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of the equity method investee’s net income or loss into earnings after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continuously reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company-specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below the carrying value and the Company’s intent and ability to retain the investment until the recovery of its cost. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Equity investment without readily determinable fair value measured at Measurement Alternative

The Company adopted Accounting Standards Codification (“ASC”) Topic 321, Investments-Equity Securities (“ASC 321”) from September 1, 2018. Pursuant to ASC 321, for equity securities measured at fair value with changes in fair value record in earnings, the Company does not assess whether those investments are impaired. For those equity securities that the Company selects to use the measurement alternative, the Company uses the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

As of March 31, 2025 and September 30, 2024, the Company evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies’ financial performance and near-term prospects. Based on the evaluation, the company’s long-term investments are not impaired.

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the consolidated financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation, or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under ASC Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the consolidated statements of income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments – Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of March 31, 2025 and September 30, 2024, impairment for long-term investments was approximately $0.2 million and $0.2 million, respectively.

F-11

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

F-12

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii)  identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton.

The Company’s contract liabilities primarily include advances from customers. As of March 31, 2025 and September 30, 2024, the contract liabilities are $660,941 and $22,607, respectively, and included in other current liabilities on the consolidated balance sheets. For the six months ended March 31, 2024 and 2023, there was no revenue recognized from performance obligations related to prior periods.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead.

F-13

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The components of basic and diluted EPS were as follows:

Six months ended March 31,	2025	2024
Net (loss) income available for ordinary shareholders (A)	$(44,016)	$630,492

Weighted average outstanding ordinary shares (B)
- basic	1,077,719	527,569
- diluted	1,077,719	1,046,023

(Loss) earnings per ordinary share - basic (A/B)	$(0.04)	$1.20

(Loss) earnings per ordinary share - diluted (A/B)	$(0.04)	$0.60

Securities that could potentially dilute earnings per share in the future that were not included in the computation of diluted earnings per share for the six months ended March 31, 2025, and 2024 are as follows:

	As of	As of
	March 31	March 31
	2025	2024
	(unaudited)	(unaudited)
Warrants to purchase ordinary shares	747,040	-

F-14

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements, and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments (including cash, accounts receivable, advances to suppliers, due from a related party, other current assets, acquisition payable, promissory notes, accounts payable, due to related parties, operating lease liabilities –current and other current liabilities) approximate their recorded values due to their short-term nature. The fair value of longer-term operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

F-15

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, and advances to suppliers. As of March 31, 2025 and September 30, 2024, approximately $0.4 million and $70,751, respectively, of the Company’s cash is maintained in banks within the People’s Republic of China, of which deposits of RMB0.5 million (approximately $70,000) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Leases

The Company adopted ASU 2016-02, Leases on October 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients”, which permits the Company to not reassess under the new standard our prior conclusions about lease identification, lease classification, and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space operating leases.

F-16

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The unaudited condensed consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of March 31, 2025 and September 30, 2024 were US$1 for RMB7.2567 and RMB7.0176, respectively. The average exchange rates for the six months ended March 31, 2025 and 2024 were US$1 for RMB7.2308 and RMB7.2064, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $47,352 and $40,101 for the six months ended March 31, 2025 and 2024, respectively, which included selling and distribution expenses in the accompanying unaudited condensed statements of operations.

F-17

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in the PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, Farmmi Eco Agri’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities, and there was no tax penalty incurred.

Income taxes

The Company is subject to the income tax laws of the PRC; a subsidiary in Canada is subject to income tax laws of Canada; and a subsidiary in the United States of America is subject to income tax laws of the United States of America. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods, and income tax disclosures. There were no material uncertain tax positions as of March 31, 2025 and September 30, 2024. As of March 31, 2025, the tax years ended December 31, 2015 through December 31, 2024 for the Company’s subsidiaries remain open for statutory examination by PRC and USA tax authorities.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

F-18

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Risks and uncertainties

The operations of the Company are located in the PRC and U.S. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC and U.S. economies. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC and U.S. and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company’s operating entities do not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

F-19

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This ASU is effective for fiscal years beginning after December 15, 2025 and interim reporting periods within those annual reporting periods, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)，which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revised current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s combined financial position, statements of operations, cash flows, and disclosures.

F-20

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)
Accounts receivable	$4,645,440	$32,763,352
Less: Allowance for doubtful accounts	(8,801)	(302,914)
Accounts receivable, net	$4,636,639	$32,460,438

Allowance for doubtful accounts of $8,801 and approximately $0.3 million was made for certain accounts receivable as of March 31, 2025 and September 30, 2024, respectively. The Company’s accounts receivable primarily include balances due from customers when the Company’s products are sold and delivered to customers.

Note 4 — Advances to suppliers, net

Advances to suppliers consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
Advances to suppliers:	(unaudited)
Lishui Zhelin Trading Co., Ltd	$32,808,921	$33,994,029
Jingning Liannong Trading Co., Ltd	18,073,928	24,023,751
Zhongjin Boda (Hangzhou) Industrial Co., Ltd	17,638,872	24,224,806
Qingyuan Nongbang Mushroom Industry Co., Ltd	16,610,303	18,579,142
Ningbo Runcai Supply Chain Management Co., Ltd	15,847,424	21,214,781
Others	263,183	91,252
Total	$101,242,631	$122,127,761
Less: Allowance for doubtful accounts	-	-
Advances to suppliers, net	$101,242,631	$122,127,761

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration and were further renewed for another three years in June 2021. Jingning County and Qingyuan County, where JLT and QNMI are located, produce premium Shiitake and Mu Er.

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trading Co., Ltd. (“Zhelin Trade”), which is valid for four years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

On August 5, 2023, the Company signed an agricultural product framework agreement with Zhongjin Boda (Hangzhou) Industrial Co., Ltd (“Zhongjin Boda”), mainly for the purchase of agricultural products such as corn, cotton, and soybeans. The agreement was signed for a period of two years. Zhongjin Boda used to be a large supplier of the company and had sufficient capacity to supply goods.

On August 25, 2023, the Company signed an agricultural product framework agreement with Ningbo Runcai Supply Chain Management Co., Ltd (“Ningbo Runcai”), mainly for the purchase of agricultural products such as red dates and corn. The agreement was signed for a period of two years. Ningbo Runcai is located in Ningbo, the largest port city in Zhejiang Province, and has abundant sources of goods that can meet the company’s procurement needs for supply.

The Company has signed agreements with these two suppliers mainly as a reserve supplier of bulk agricultural products.

F-21

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Advances to suppliers, net (continued)

Many competitors of the Company and other large buyers go to family farms and co-operatives to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand, crop condition, etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these suppliers and additional advances based on individual purchase orders placed. The Company pays advances solely to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce the contracted volume of dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to these suppliers, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through these suppliers. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

In December 2024, the Company signed termination contracts with two major agricultural product suppliers, Ningbo Runcai and Zhongjin Boda, agreeing that the advances to suppliers can be gradually recovered before May 31, 2025. As of September 30, 2024, advances to Ningbo Runcai and Zhongjin Boda were $21.2 million and $24.2 million, respectively. As of June 30, 2025, the Company recovered $21.2 million and $24.2 million from Ningbo Runcai and Zhongjin Boda, respectively.

Allowance for doubtful accounts of nil and nil was made for certain advances to suppliers as of March 31, 2025 and September 30, 2024, respectively.

F-22

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Inventories, net

Inventories, net, consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)
Raw materials	$173,097	$331,311
Packaging materials	26,278	70,052
Finished goods	1,356,677	5,102,711
Inventory	1,556,052	5,504,074
Less: Allowance for inventory reserve	-	(13,197)
Inventory, net	$1,556,052	$5,490,877

As of March 31, 2025 and September 30, 2024, allowance for inventory reserve was nil and $13,197, respectively.

Note 6 – Biological assets, net

Biological assets, initially measured at cost and subsequently amortized on a straight-line basis over the terms of the forest right certificates

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)
Biological assets	$9,646,258	$9,974,920
Accumulated depreciation	(725,829)	(641,704)
Total	$8,920,429	$9,333,216

Depreciation expense was approximately $0.1 million and $0.1 million for the six months ended March 31, 2025, and 2024, respectively.

Note 7 – Long-term investments, net

As of March 31, 2025 and September 30, 2024, long-term investments consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)
Equity investment accounted for using the equity method (a)	$99,247,092	-
Equity investment without readily determinable fair value measured at Measurement Alternative (b)	6,800,858	7,032,573
Long-term investments, net	$106,047,950	$7,032,573

(a) For the six months ended March 31, 2025 and 2024, the movement of equity investment accounted for using the equity method consisted of the following:

	March 31,	March 31,
	2025	2024
	(unaudited)	(unaudited)
Balance at beginning of the period	-	-
Investment in Ewayforest Group Limited	$99,676,733	-
Loss from equity method investments	(429,641)	-
Balance at end of the period	$99,247,092	-

On February 28, 2025, Farmmi International Limited (“Farmmi International” or the “Buyer”), a wholly-owned subsidiary of Farmmi, Inc. (the “Company”), entered into an equity transfer agreement with Malong Limited, a Hong Kong company (the “Seller”) to acquire a 45% equity of Ewayforest Group Limited (the “Target”), a Hong Kong company and a wholly owned subsidiary of the Seller. The Target owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company (“Senbo Forestry”). Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The Target had an appraised value of approximately RMB1.6 billion (approximately $220.2 million) as of December 31, 2024 based on an asset appraisal report issued by an independent third party appraisal firm.

Pursuant to the agreement, Farmmi International would pay a total purchase price of RMB723,324,150 ($99,676,733) for 45% of the Target’s equity (the “Equity”). The parties agreed that the Buyer would pay $35 million in cash and $35 million in the form of accounts receivable by March 31, 2025, with the remaining purchase price of $29,085,500 to be settled by September 2025. The parties further agreed the date on which the Seller receives the first installment of the purchase price shall be deemed the closing date of the transaction. Within one month after receiving the first installment of the purchase price, the Seller shall complete the procedures for amending the Target’s articles of association and transferring the Equity. The Target is also required to have a two-member board of directors with one director appointed by each of the Buyer and the Seller. The agreement contains customary representations, warranties and covenants of the Buyer and the Seller, and is subject to certain customary closing conditions.

For the six months ended March 31, 2025 and 2024, equity investment loss of $431,180 and nil, respectively, and was recognized in the condensed consolidated statements of operations and comprehensive (loss) income.

(b) Long-term investments of the Company relate to investment of RMB50 million (approximately $7.1 million) in Shanghai Zhong Jian Yiting Medical Health Technology Partnership (“Partnership”) as a Limited Partner (“LP”) with a third party, Zhong Jian (Lishui) Business Management Co., Ltd., whom is a General Partner (“GP”) or the executive partner in the Partnership and GP has decision-making authority in significant financial and operating decisions of the Partnership, and investment of RMB1 million (approximately $0.1 million) in 10% equity of Zhejiang Yili Yuncang Technology Group Co., Ltd

Long-term investments, net of allowance, are as follows:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)
Long-term investments	$7,027,988	$7,267,442
Less: Impairment	(227,130)	(234,869)
Total	$6,800,858	$7,032,573

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of March 31, 2025 and September 30, 2024, impairment for long-term investments was $227,130 and $234,869, respectively.

Note 8 — Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)
Machinery and equipment	$93,093	$94,388
Transportation equipment	38	39
Office equipment	1,794	3,064
Subtotal	94,925	97,491
Accumulated depreciation	(46,437)	(55,198)
Total	$48,488	$42,293

Depreciation expense was $8,863 and $5,572 for the six months ended March 31, 2025 and 2024, respectively.

F-23

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Acquisition consideration payable

On February 28, 2025, Farmmi International Limited (“Farmmi International” or the “Buyer”), a wholly-owned subsidiary of Farmmi, Inc. (the “Company”), entered into an equity transfer agreement with Malong Limited, a Hong Kong company (the “Seller”) to acquire a 45% equity of Ewayforest Group Limited (the “Target”), a Hong Kong company and a wholly owned subsidiary of the Seller. The Target owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company (“Senbo Forestry”). Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The Target had an appraised value of approximately RMB1.6 billion (approximately $220.2 million) as of December 31, 2024 based on an asset appraisal report issued by an independent third party appraisal firm.

Pursuant to the agreement, Farmmi International would pay a total purchase price of RMB723,324,150 ($99,676,733) for 45% of the Target’s equity (the “Equity”). The parties agreed that the Buyer would pay $35 million in cash and $35 million in the form of accounts receivable by March 31, 2025, with the remaining purchase price of $29,085,500 to be settled by September 2025. The parties further agreed the date on which the Seller receives the first installment of the purchase price shall be deemed the closing date of the transaction. Within one month after receiving the first installment of the purchase price, the Seller shall complete the procedures for amending the Target’s articles of association and transferring the Equity. The Target is also required to have a two-member board of directors with one director appointed by each of the Buyer and the Seller. The agreement contains customary representations, warranties and covenants of the Buyer and the Seller, and is subject to certain customary closing conditions.

As of March 31, 2025, Farmmi International paid $15 million in cash and $35 million in the form of accounts receivable with an outstanding of $20 million in cash and the remaining purchase price of $29,085,500 to be settled by September 2025.

F-24

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Promissory note

On July 30, 2024, the Company entered into a note purchase agreement (the “Purchase Agreement”) with Atlas Sciences, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note (the “Note”) dated July 30, 2024 in the original principal amount of $5,355,000 (the “Note”) for $5,000,000 in gross proceeds. The Company used all of the proceeds from the Note to repay its indebtedness owed to Streeterville Capital, LLC under the Convertible Promissory Note it issued on September 26, 2022.

The Note bears interest at a rate of 7.0% per year and has a term of twelve (12) months after the purchase price of the Note is delivered by the Investor (the “Purchase Price Date”). The Note carries an original issue discount of $350,000 and includes $5,000 for investor fees, costs, and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date, subject to a maximum monthly redemption amount of $1,000,000. Following receipt of a redemption notice, if the Company has not repaid by a minimum monthly redemption amount of $250,000, the Company is required to pay by the fifth day of the following month the difference between the minimum monthly redemption amount and the amount actually repaid in such month, or the outstanding balance will be automatically increased by 0.5% as of such fifth day. Under the Purchase Agreement, while the Note is outstanding until 5 days after the Note is satisfied in full, the Company agreed to keep adequate current public information available, maintain its Nasdaq listing and not make certain Restricted Issuance (as defined therein), among other things. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for a Major Trigger Event (as defined in the Note) and 5% for a Minor Trigger Event (as defined in the Note), with an aggregate of 25% as the maximum increase in the outstanding balance. In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements and do not purport to be complete and are qualified in their entirety by reference to the form of the Purchase Agreement and the Note.

For the six months ended March 31, 2025, 1,202,189 ordinary shares were issued for the redemption $338,009 of the Note and $1 million in cash was paid for the repayment of the Note. As of March 31, 2025 and 2024, the balance of the Note amounted to approximately $4.1 million and $5.3 million, respectively.

For the six months ended March 31, 2025 and 2024, the interest expense of the Note was $159,829 and nil, respectively, and the amortization of debt issuance costs was $177,014 and nil, respectively.

Note 11 — Long-term loans

	As of	As of
	March 31,	September 30,
	2025	2024
Long-term loan, non-current portion	(unaudited)
Xinmao Group Co., Ltd.	$3,386,020	$2,177,592
Total long-term loan, non-current portion	$3,386,020	$2,177,592

The following table summarizes the loan commencement date, loan maturity date, and the effective annual interest rate of the unsecured long-term loan:

	Loan	Loan	Effective
	commencement	maturity	interest
Long-term loans, non-current portion	date	date	rate	Note
Xinmao Group Co., Ltd.	May 1, 2024	April 30, 2027	4.50%	1

1.

On January 1, 2024, the Company entered into a revolving loan of $5.0 million with a third party, with a flexible drawdown and repayment terms from May 1, 2024 to April 30, 2027, and with an annual interest of 4.5% per annum.

For the six months ended March 31, 2025 and 2024, the interest expense was $71,876 and nil, respectively.

F-25

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Shareholders’ equity

Ordinary shares

On March 17, 2025, the Company consolidated its ordinary shares at a ratio of one-for-twelve from $100,000,000 divided into 500,000,000 ordinary shares of a par value of $0.20 each to $100,000,000 divided into 41,666,667 ordinary shares of a par value of $2.40 each, and, immediately following the share consolidation, the authorized share capital of the Company was increased from $100,000,000 to $12,000,000,000, divided into 5,000,000,000 ordinary shares of $2.40 par value each. As a result of aforementioned share consolidation, 706 ordinary shares were cancelled.

During the six months ended March 31, 2025, 1,202,189 (or 100,182 ordinary shares after the effect of share consolidation) ordinary shares were issued for the redemption of $338,009 promissory notes and 3,909,901 (or 325,825 ordinary shares after the effect of share consolidation) ordinary shares were issued for the exercised warrants.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2025 and September 30, 2024, the balance of the required statutory reserves was $0.7 million and $0.7 million, respectively.

Warrants

On August 22, 2024, Farmmi and certain institutional purchasers  entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such purchasers an aggregate of 3,433,167 ordinary shares, par value $0.20 per share in a registered direct offering and Series A warrants to purchase up to 3,433,167 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $1.03 million before deducting the placement agent’s fees and other estimated offering expenses. In connection with this offering, on August 26, 2024, 3,433,167 warrants were issued with an exercise price of $0.75, exercisable immediately, which expire five years after their issuance date on August 26, 2024 (i.e., August 25, 2029). On December 6, 2024, the warrant was adjusted to an exercise price of $0.20 (or $2.40 after adjusted for the effect of reverse share split) and, corresponding, the number of warrants adjusted to 12,874,377 (or 1,072,865 after adjusted for the effect of reverse share split). As of March 31, 2025 and September 30, 2024, 325,825 and nil warrants were exercised, respectively, and 747,040 and 1,072,865 warrants were outstanding, out-of-money and antidilutive, respectively.

F-26

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Concentration of major customers and suppliers

For the six months ended March 31, 2025, two major customers accounted for approximately 70% and 18% of the Company’s total sales, respectively. For the six months ended March 31, 2024, two major customers accounted for approximately 55.9% and 12.0% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2025, one major customer accounted for approximately 86% of the Company’s accounts receivable balance. As of September 30, 2024, one major customer accounted for approximately 98% of the Company’s accounts receivable balance.

For the six months ended March 31, 2025, three major suppliers accounted for approximately 33%, 32%, and 17% of the total purchases, respectively.  For the six months ended March 31, 2024, four major suppliers accounted for approximately 22.8%, 18.3%, 14.1%, and 11.0% of the total purchases, respectively.

As of March 31, 2025, five major suppliers accounted for approximately 32%, 18%, 17%, 16%, and 16% of the Company’s advances to suppliers balance, respectively. As of September 30, 2024, five major suppliers accounted for approximately 28%, 20%, 20%, 17%, and 15% of the Company’s advances to suppliers balance, respectively.

Note 14 — Leases

The Company rents its factories in Lishui City, Zhejiang Province for processing dried edible fungi and a floor in an office building in Hangzhou City, Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd., and a warehouse in Chino, California from a third party.

As of March 31, 2025 and September 30, 2024, the remaining average lease term was an average of 1.7 years and 2.3 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.4% per annum and 4.7% per annum, as of March 31, 2025 and September 30, 2024, respectively.

F-27

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Leases (continued)

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	March 31,	September 30,
	2025	2024
	(unaudited)
Right-of-use assets under operating leases	$5,488,619	$7,399,841

Operating lease liabilities, current	3,260,058	3,391,141
Operating lease liabilities, non-current	2,241,051	4,025,625
Total operating lease liabilities	$5,501,109	$7,416,766

As of
March 31,
For the years ending September 30,	2025
For the remaining months of fiscal 2025	$1,701,942
2026	3,755,449
2027	76,242
2028	65,644
2029	58,075
Thereafter	116,150
Total future minimum lease payments	5,773,502
Less: Imputed interest	(272,393)
Total	$5,501,109

Note 15 — Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom, and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes, sells to the same or similar type of customers, and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trends. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

F-28

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Segment reporting (continued)

The following table presents revenue by major product categories (from third parties and related parties) from the Company’s continuing operations for the six months ended March 31, 2025 and 2024, respectively:

	For the Six Months Ended March 31,
	2025	2024
Shiitake	$6,668,963	$9,806,605
Mu Er	5,255,756	7,329,253
Logistic services	3,407,535	-
Corn	782,946	18,784,651
Other edible fungi	29,109	16,443
Red dates	-	506,935
Total	$16,144,309	$36,443,887

Revenue by geographical segment for the six months ended March 31, 2025:

	For the Six Months Ended March 31,
	2025	2024
PRC	$12,736,774	$36,443,887
United States of America	3,407,535	-
Total	$16,144,309	$36,443,887

Note 16 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Zhejiang Yili Yuncang Technology Group Co., Ltd	10% equity interest owned by the Company	Payment of expenses by the Company.
Yefang Zhang	Chief Executive Officer of the Company	Payment of expenses for the Company.
Zhang Bin	Zhang Bin serves as the supervisor of Farmmi Food.	Sales from the Company.

Lu Zhimin	Chief Financial Officer of the Company	Payment of expenses by the Company.
Wu Zhenwei	Wu Zhenwei serves as the executive director and general manager of Farmmi E-Commerce, Zhejiang Suyuan Agricultural, and Farmmi Biotech.	Imprest from the Company

F-29

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Related party transactions (continued)

Due from related parties consisted of the following:

		As of	As of
		March 31,	September 30,
		2025	2024
Due from related parties	Name of related parties	(unaudited)
Other receivables	Dehong Zhang	-	$202,547
Other receivables	Zhejiang Yili Yuncang Holding Group Co., Ltd	$96,165	99,441
Other receivables	FarmNet	-	4,100
Other receivables	Epakia Canada Inc	-	2,996
Trade receivables	Forasen Group Co., Ltd	-	2,094
Trade receivables	Zhang Bin	-	1,184
Other receivables	Lu Zhimin	827	-
Other receivables	Wu Zhenwei	689	-
Total		$97,681	$312,362

Amount due from Zhejiang Yili Yuncang Holding Group Co., Ltd and Lu Zhimin was mainly related to payment of expenses by the Company. Amount due from Wu Zhenwei was related to imprest provided by the Company which was fully recovered in April 2025.

Amounts due from FarmNet Limited, Epakia Canada Inc, Forasen Group Co., Ltd, Zhang Bin, and Dehong Zhang were mainly related to expenses paid by the Company which were recovered from these related parties.

Due to related parties consisted of the following:

		As of	As of
		March 31,	September 30,
		2025	2024
Due to related parties	Name of related parties	(unaudited)
Other payable	Yefang Zhang	$241,773	$356,975
Other payable	Zhejiang Tantech Bamboo Technology Co., Ltd.	-	144,525
Total		$241,773	$501,500

Amount due to Zhejiang Tantech Bamboo Technology Co., Ltd. was related to lease, water and electricity expenses for offices leased to the Company.

Amount due to Yefang Zhang was related to payment of expenses by related parties for the Company. Amounts were due on demand and non-interest bearing.

F-30

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Related party transactions (continued)

The Company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that the Company engages in, except purchasing products from us. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with the Company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that the Company conducts.

F-31

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Disposal of subsidiaries

On March 31, 2025, an agreement was signed to divest 100% interest in Farmmi Food and Farmmi Supply Chain to a third party for a total cash consideration of RMB20,000 ($2,754).

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities in the consolidated balance sheets as of March 31, 2025 and September 30, 2024.

	As of	As of
	March 31,	September 30,
	2025	2024
Carrying amounts of major classes of assets	(unaudited)	(unaudited)
Cash	$19,174	$10,946
Accounts receivable, net	919,431	63,411
Advances to suppliers	72,731	370
Inventories, net	79,172	120,781
Due from related parties	5,581	205,825
Other current assets	259	6,848
Right-of-use assets, net	-	114,874
Property and equipment	1,188	1,503
Total assets of disposed entities	$1,097,536	$524,558

Carrying amounts of major classes of liabilities
Bank loans	$195,739	$202,405
Accounts payable	888,937	19,986
Operating lease liabilities	-	118,884
Due to related parties		30,343
Other current liabilities	264,663	157,526
Total liabilities of disposed entities	$1,349,339	$529,144

The following is a reconciliation of the amounts of major classes of operations of disposed entities in the consolidated statements of income (loss) and comprehensive income (loss) for the six months ended March 31, 2025 and 2024.

	For the Years Ended September 30,
	2025	2024
	(unaudited)	(unaudited)
Revenue	$977,228	$2,729,254
Cost of revenues	(942,115)	(2,690,119)
Gross profit	35,113	39,135
Operating expenses	(66,010)	(61,801)
Loss from operations	(30,897)	(22,666)
Other (expenses) income	(132,735)	83,349
(Loss) income before income taxes	(163,632)	60,683
Income tax expenses	-	-
Net (loss) income	$(163,632)	$60,683

Note 18 – Subsequent events

On June 11, 2025, Zhejiang Yitang Medical Services Co., Ltd. (“Yitang Medical”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Pursuant to the agreement, Yitang Medical agreed to sell 100% of the equities of Guoning Zhonghao (Ningbo) Trade Co., Ltd. and Ningbo Farmmi Baitong Trade Co., Ltd., its wholly owned subsidiaries, to the buyer for RMB10,000.00 (approximately $1,394) and RMB5,000.00 (approximately $697), respectively. Pursuant to the agreement, the buyer was required to pay the purchase prices within 15 days after the signing of the share transfer agreement.

On June 13, 2025, Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. (“Farmmi Ecological Agricultural”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Damushan Tea Co., Ltd., an unrelated third party. Pursuant to the agreement, Farmmi Ecological Agricultural agreed to sell 100% of the equity of Zhejiang Farmmi Biotechnology Co., Ltd., its wholly owned subsidiary, to the buyer for RMB10,000.00 (approximately $1,394). Pursuant to the agreement, the buyer was required to pay the  purchase price within 15 days after the signing of the share transfer agreement.

On the agreement date, each of the transferred subsidiaries did not conduct any substantial business. The sales of the subsidiaries were intended to reduce costs associated with maintaining those corporate entities.

On June 27, 2025, Zhejiang Famimi Biotechnology Co., Ltd. (“Famimi”), a wholly owned subsidiary of the Registrant, dissolved through deregistration with the relevant governmental authority. Prior to its deregistration, Famimi had not conducted substantial business. The subsidiary deregistration was implemented as part of the company’s cost reduction measures.

F-32